Exhibit 99.1

Rogers Communications Prices $1.1 Billion Senior Notes Offering

TORONTO, May 30, 2012 – Rogers Communications Inc. (“Rogers”) announced today that it has priced an offering of $1.1 billion of debt securities, consisting of $500 million aggregate principal of 3.0% Senior Notes due 2017 and $600 million aggregate principal of 4.0% Senior Notes due 2022. The 3.0% Senior Notes due 2017 were priced at $999.21 per $1,000 principal amount, for an effective yield of 3.017% per annum if held to maturity, and the 4.0% Senior Notes due 2022 were priced at $996.00 per $1,000 principal amount for an effective yield of 4.049% per annum if held to maturity. The 3.0% Senior Notes due 2017 will mature on June 6, 2017 and the 4.0% Senior Notes due 2022 will mature on June 6, 2022.

The net proceeds from the offering will be approximately $1,091 million, which are intended to be used to repay outstanding advances under Rogers’ bank credit facility and for general corporate purposes which may include, among other things, funding all or a portion of Rogers’ investment in a 37.5% ownership interest in Maple Leaf Sports & Entertainment. Closing of the offering is expected to occur on or about June 4, 2012. The Senior Notes will be issued by Rogers and will be guaranteed by its wholly owned subsidiary, Rogers Communications Partnership.

The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents. Rogers will be filing a prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada. Copies of the prospectus supplement and the accompanying short form base shelf prospectus dated December 22, 2011 may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

About Rogers

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information: Glenn Brandt, (416) 935-3571, glenn.brandt@rci.rogers.com